UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SAN Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

79781B 10 4

(CUSIP Number)

Marc J. Leder Rodger R. Krouse Sun Capital Partners, LLC 5200 Town Center Circle, Suite 470 Boca Raton, Florida 33486 (561) 394-0550	Douglas C. Gessner, Esq. James S. Rowe, Esq. Kirkland & Ellis LLP 200 E. Randolph Drive Chicago, Illinois 60601 (312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 79781B104	13D	Page 2 of 10 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sun Solunet, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
193,702,033 (see item 4 and item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
193,702,033 (see item 4 and item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,702,033 (see item 4 and item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.9%
14		TYPE OF REPORTING PERSON*
OO (limited liability company)

* SEE INSTRUCTIONS.

CUSIP No. 79781B104	13D	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sun Capital Partners II, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
193,702,033 (see item 4 and item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
193,702,033 (see item 4 and item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,702,033 (see item 4 and item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.9%
14		TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS.

CUSIP No. 79781B104	13D	Page 4 of 10 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sun Capital Advisors II, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
193,702,033 (see item 4 and item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
193,702,033 (see item 4 and item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,702,033 (see item 4 and item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.9%
14		TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS.

CUSIP No. 79781B104	13D	Page 5 of 10 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Sun Capital Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
193,702,033 (see item 4 and item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
193,702,033 (see item 4 and item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,702,033 (see item 4 and item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.9%
14		TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS.

CUSIP No. 79781B104	13D	Page 6 of 10 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Marc J. Leder
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
193,702,033 (see item 4 and item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
193,702,033 (see item 4 and item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,702,033 (see item 4 and item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.9%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS.

CUSIP No. 79781B104	13D	Page 7 of 10 Pages

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Roger R. Krouse
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☒
3		SEC USE ONLY
4		SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
193,702,033 (see item 4 and item 5)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
193,702,033 (see item 4 and item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
193,702,033 (see item 4 and item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.9%
14		TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS.

This Amendment No. 9 hereby amends the Statement on Schedule 13D (the "Schedule 13D") previously filed on April 4, 2003, as amended by Amendment No. 1 previously filed on April 13, 2004, Amendment No. 2 previously filed on March 28, 2005, Amendment No. 3 previously filed on May 17, 2005, Amendment No. 4 previously filed on June 30, 2005, Amendment No. 5 previously filed on November 18, 2005, Amendment No. 6 previously filed on December 5, 2005, Amendment No. 7 previously filed on March 10, 2006 and Amendment No. 8 previously filed on March 24, 2006 by Sun Solunet, LLC, a Delaware limited liability company ("Sun Solunet"), Sun Capital Partners II, LP, a Delaware limited partnership ("Sun Partners II LP"), Sun Capital Advisors II, LP, a Delaware limited partnership ("Sun Advisors II"), Sun Capital Partners, LLC, a Delaware limited liability company ("Sun Partners LLC"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") (collectively, the "Reporting Persons") with respect to the common stock of SAN Holdings, Inc. (the "Issuer") as follows:

Item 4.                         Purpose of Transaction.

Item 4 is amended and supplemented by adding the following:

On February 28, 2006, certain stockholders of the Issuer, including Sun Solunet, received registration rights with respect to securities of the Issuer that they acquired in a private placement transaction on that date. In addition, pursuant to the Registration Agreement dated April 4, 2003, Sun Solunet has the right to require the Issuer to register all or any portion of the equity securities held by Sun Solunet. On September 8, 2006, the Issuer filed a registration statement with the SEC covering all of the shares held by Sun Solunet (including all shares Sun Solunet can acquire pursuant to currently exercisable warrants). Once the registration statement is declared effective, Sun Solunet may, from time to time, use the prospectus contained in the registration statement to sell all or a portion of such shares in accordance with the plan of distribution set forth in the prospectus, although Sun Solunet is under no obligation to do so.

In addition, on May 15, 2006, the Issuer’s board of directors appointed Kent J. Lund and Case H. Kuehn to fill two of the three vacancies created by the resignations of Krouse and Leder, both Reporting Persons, and Gary Holloway. The other members of the Issuer’s board of directors are John Jenkins, Clarence E. Terry, M. Steven Liff, Stephen G. Marble, C. Daryl Hollis, George R. Rea, and T. Scott King.

Item 7.                         Material to be filed as Exhibits.

Schedule A	-	Additional Information Required by Item 2 of Schedule 13D*

Exhibit A	-	Schedule 13D Joint Filing Agreement, dated April 4, 2003, by and among each of the Reporting Persons*

Exhibit B	-	Agreement and Plan of Merger*

Exhibit C	-	Management Services Agreement*

Exhibit D	-	SANZ Warrant*

Exhibit E		Assignment Agreement*

Exhibit F	-	Shareholders Agreement*

Exhibit G	-	Registration Agreement*

Exhibit H		Credit Support Agreement**

Page 8 of 10 Pages

Exhibit I	March 2005 Guaranty Warrant**

Exhibit J	March 2005 Supplemental Warrant**

Exhibit K	May 2005 Guaranty Warrant***

Exhibit L	June 2005 Supplemental Warrant****

Exhibit M	November 2005 Guaranty Warrant*****

Exhibit N	Sun Guaranty Amendment******

Exhibit O	Securities Purchase Agreement*******

Exhibit P	Warrant A*******

Exhibit Q	Warrant B*******

Exhibit R	Registration Rights Agreement*******

Exhibit S	Credit Support Termination Agreement*******

Exhibit T	Sun Solunet Letter*******

*Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on April 4, 2003.

**Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 28, 2005.

***Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on May 17, 2005.

****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on June 30, 2005.

*****Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on November 18, 2005.

******Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on December 5, 2005.

*******Previously filed as an Exhibit to Schedule 13D filed by the Reporting Persons on March 10, 2006.

Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2006	SUN SOLUNET, LLC

	By:	/s/ MARC J. LEDER
Name: Marc J. Leder
Its: Co-CEO

Date: September 11, 2006	SUN CAPITAL PARTNERS II, LP

By: Sun Capital Advisors II, LP
Its: General Partner

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ MARC J. LEDER
Name: Marc J. Leder
Its: Co-CEO

Date: September 11, 2006	SUN CAPITAL ADVISORS II, LP

By: Sun Capital Partners, LLC
Its: General Partner

	By:	/s/ MARC J. LEDER
Name: Marc J. Leder
Its: Co-CEO

Date: September 11, 2006	SUN CAPITAL PARTNERS, LLC

	By:	/s/ MARC J. LEDER
Name: Marc J. Leder
Its: Co-CEO

Date: September 11, 2006	/s/ MARC J. LEDER
Marc J. Leder

Date: September 11, 2006	/s/ RODGER R. KROUSE
Rodger R. Krouse

Page 10 of 10 Pages